February 27, 2020

Nicholas K. Akins
Chairman of the Board and Chief Executive Officer
Appalachian Power Company
1 Riverside Plaza
Columbus, OH 43215

       Re: Appalachian Power Company
           Registration Statement on Form S-3
           Filed February 25, 2020
           File No. 333-236613

Dear Mr. Akins:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Karina Dorin, Staff Attorney, at (202) 551-3763 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation